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                            October 31, 2023

       Thomas Ao
       Chief Financial Officer
       Nocturne Acquisition Corp
       P.O. Box 25739
       Santa Ana, CA 92799

                                                        Re: Nocturne
Acquisition Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed May 26, 2023
                                                            Form 10-Q/A for the
quarterly period ended June 30, 2023
                                                            Filed September 20,
2023
                                                            File No. 001-40259

       Dear Thomas Ao:

              We have reviewed your September 20, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2023 and August 7, 2023 letters.

       Form 10-Q/A for the quarterly period ended June 30, 2023

       Exhibits 31.1 and 31.2, page 2

   1. We note your response to our comments and the amended Form 10-K for the year ended
                                                        December 31, 2022 and
amended Forms 10-Q for the quarterly periods ended March 31,
                                                        2023 and June 30, 2023.
We continue to note that your certifications do not conform
                                                        exactly to the language
set forth in Item 601(b)(31)(i) of Regulation S-K. Please amend your Form 10-K for the
year ended December 31, 2022 to revise the certifications to include language in
paragraph 3. In addition, please amend your Forms 10-Q for the quarterly periods ended
March 31, 2023 and June 30, 2023 to revise the certifications to include language in
paragraph 3 and internal control over financial reporting language within the introductory
sentence of paragraph 4. Refer to Regulation S-K C&DI 246.13.
 Thomas Ao
Nocturne Acquisition Corp
October 31, 2023
Page 2

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameThomas Ao                               Sincerely,
Comapany NameNocturne Acquisition Corp
                                                          Division of
Corporation Finance
October 31, 2023 Page 2                                   Office of Real Estate
& Construction
FirstName LastName